Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports Second Quarter 2022 Results

•	Announces record revenue of $10.9 million
•	Announces growth of annual recurring revenue to $14.5 million run-rate
•	Reaffirms 2022 Revenue Guidance to Exceed $43 million

LOUISVILLE, KY – August 15, 2022 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX, CREXW), a leading provider of digital signage solutions, announced its financial results for the three- and six-months ended June 30, 2022.

Rick Mills, Chief Executive Officer, commented “I am pleased to report that the Company generated record revenue of $10.9 million for the second quarter of 2022, a $7.6 million, or 233%, improvement over the same period in 2021. Importantly, this represents a $4.7 million increase over the pro forma combination of Creative Realities and Reflect Systems in 2021, indicative of both organic and strategic growth through the merger of the companies. The Company’s run-rate on annual recurring revenue is also at a record level of $14.5 million, again well exceeding the $12.0 million for the combined companies at the end of 2021 and the $13.5 million run-rate reported as of the first quarter of this year. EBITDA and Adjusted EBITDA for the second quarter amounted to $2.8 million and $0.9 million, respectively. We believe these results aptly evidence the strength of the platform created by the combination of Creative Realities and Reflect Systems and demonstrate the Company’s ability to drive value for our shareholders. Our current client base continues to expand and the pipeline for clients appears robust.”

Mr. Mills continued, “Our primary focus continues to be expanding the number of devices managed via our digital signage software platforms generated SaaS revenue, thereby increasing the value of our Company through our growing annual recurring services revenue. As we grow the software subscription base and continue to integrate Creative Realities and Reflect, we expect to further enhance our profit margins over operating leverage and improve financial results.”

“With the expansion of our SaaS revenue and the momentum within our pipeline, we reiterate our expected target to generate revenue in excess of $43 million during 2022, which would amount to an organic growth rate in excess of 40% on a pro forma combined company basis, as compared to 2021. We are ahead of schedule on delivering the goal of 25% growth in our annual recurring revenue on a pro forma, combined company basis in 2022.”

Mr. Mills concluded, “The results for the first and second quarters of 2022 demonstrate sustained organic and inorganic revenue growth. We believe we have reached an inflection point where our incremental revenue growth will have a profound effect on profit. We remain engaged and excited about the platform that we have created and our prospects for ongoing value creation. Creative Realities is uniquely positioned to service enterprise customers with our end-to-end offering and to drive profitability through our increased scale.”

Second Quarter 2022 Financial Overview

All results herein represent the financial results of Creative Realities, Inc. and include financial results for Reflect Systems, Inc., a wholly owned subsidiary of Creative Realities following their merger on February 17, 2022.

Key Highlights:

•	Year-over-year revenue growth of $7.7 million, or 233%
•	Annual Recurring Revenue run-rate exceeds $14.5 million – 7.4% growth since March 31, 2022

Revenue, gross profit, and gross margin:

•	Revenues for the three months ended June 30, 2022 were $10.9 million, representing an increase of $7.6 million, or 233%, as compared to the same period in 2021 driven in part by the merger with Reflect Systems on February 17, 2022, and the Company’s successful sales activities as a combined company post-merger. During the three months ended June 30, 2021, the pro forma combined results of Creative Realities and Reflect Systems produced $6.3 million in revenues. The current year combined company results for the three months ended June 30, 2022 represent an increase of $4.7 million, or 74%, over the pro forma combined results for the same period in 2021.

•	Revenues for the six months ended June 30, 2022 were $21.7 million, representing an increase of $13.4 million, or 162%, as compared to the same period in 2021 driven in part by the merger with Reflect Systems on February 17, 2022, and the Company’s successful sales activities as a combined company post-merger. During the six months ended June 30, 2021, the pro forma combined results of Creative Realities and Reflect Systems produced $13.7 million in revenues. The current year combined company results for the six months ended June 30, 2022 represent an increase of $8.0 million, or 58%, over the pro forma combined results for the same period in 2021. Effectively, the organic growth rate for the combined company through six months ended June 30, 2022 is 58%. This is in-line with our previously stated expectations to produce organic growth of 40% for the full year 2022.

•	Hardware revenues were $5.7 million in the three months ended June 30, 2022, representing an increase of $4.4 million, or 337%, as compared to the prior year, driven by the merger with Reflect and continued growth in large scale LED deployments in the quarter by multiple customers.

•	Services and other revenues were $5.3 million in the three months ended June 30, 2022, an increase of $3.3 million, or 165%. Managed services revenue, which includes both software-as-a-service (“SaaS”) and help desk technical subscription services, were $3.8 million in the three months ended June 30, 2022 as compared to $1.4 million in the same period in 2021, driven by the merger with Reflect and the continued expansion in our SaaS software subscription base. This represents a year-over-year growth rate of 175% in our higher margin, typically subscription-based, managed services revenue.

•	Gross profit increased by $2.8 million, or 147% during the three months ended June 30, 2022 as compared to the same period in 2021 driven by an increase in revenue in part as a result of the merger with Reflect, but offset by a reduction in gross profit margin. Gross profit margin decreased to 42.7% from 57.2% driven primarily by a shift in revenue mix to 52% hardware during the three months ended June 30, 2022 from 40% hardware during the three months ended June 30, 2021 related to several material customer hardware rollouts active during the first half of 2022. We expect gross profit margin to stabilize as we move into the second half of 2022 and beyond, as was the case from first quarter to second quarter 2022. The gross profit margin increased for the three months ended June 30, 2022 to 42.7% from 36.2% in the three months ended March 31, 2022, which experienced significant short-term significant pressure driven by a single, large-scale/hardware-heavy deployment. We continue to view the long tail of hardware revenue as a leading indicator of future SaaS and other services revenue. We believe the gross profit margin for the three months ended June 30, 2022 to be more representative of our normalized gross profit margins.

Operating expenses:

•	Sales and marketing expenses generally include the salaries, taxes, and benefits of our sales and marketing personnel, as well as trade show activities, travel, and other related sales and marketing costs. Sales and marketing expenses increased by $1.0 million, or 597%, driven primarily by (i) the inclusion in the prior year of a benefit of $0.2 million related Employee Retention Credits (“ERC”) that did not recur in the current year, (ii) the merger with Reflect on February 17, 2022, and (iii) the Company’s enhanced investments into sales and marketing activities post-COVID-19 pandemic as related limitations on such activities have eased. Excluding the impact of the ERC, the increase was $0.8 million, or 371%. Immediately following the merger with Reflect, the Company integrated the sales and marketing functions and did not disaggregate expenses between the two legacy companies. Following the Merger and through integration activities, the Company adopted certain tools, technology, and processes – particularly with respect to lead generation and brand marketing – that were underutilized historically by the Company. Additionally, the Company engaged an investor relations firm and has increased investor relations activities, including conferences and presentations. As a result, we expect the sales and marketing expenses of the Company for the three months ended June 30, 2022 to adequately reflect the pace for expenses in these areas in future periods.

•	Research and development expenses increased $0.4 million, or 621% in 2022, driven primarily by (i) the inclusion in the prior year of a benefit of $0.1 million related to ERC, which did not recur in the current year, and (ii) the merger with Reflect on February 17, 2022. Excluding the impact of the ERC, the increase was $0.2 million, or 367%. Through the merger with Reflect, we acquired a fully staffed, experienced software development team and elected to keep that team in-tact, particularly given employment market conditions with respect to talented software engineers. We have integrated the pre-existing CRI development team with the acquired team and have experienced enhanced speed to market on new feature and functionality development activities from increasing this resource pool. We expect this level of expense during the three months ended June 30, 2022 to be representative of our future operations as we continue to develop and enhance our current and future product set.

•	General and administrative expenses increased $0.8 million thousand, or 49%, driven primarily by (i) the inclusion in the prior year of a benefit of $0.5 million related ERC which did not recur in the current year, and (ii) increased headcount and operations as a result of the merger with Reflect on February 17, 2022. Excluding the impact of the ERC, the increase was $0.3 million, or 19.8%. While the Company anticipates carrying higher general and administrative expenses moving forward as compared to its history as a result of the merger with Reflect, our integration activities include numerous projects targeted at controlling further expansion of these expenses from the level realized in the three months ended June 30, 2022.

Operating loss, net income, and EBITDA:

•	Operating income was $30 thousand during the three months ended June 30, 2022, inclusive of $0.4 million in non-cash charges for both amortization of intangible assets and non-cash employee and director stock compensation.

•	Net income was $1.2 million during the three months ended June 30, 2022, which included:
o	$2.4 million gain on marking outstanding liability warrants to fair value (prior to their conversion to equity warrants)
o	$0.3 million charge related to the amendment of outstanding warrants through extension of useful life; and
o	$0.8 million of interest expense.

•	EBITDA was $2.8 million and Adjusted EBITDA was $0.9 million for the three months ended June 30, 20222. Adjusted EBITDA margin was 8.3% during this period.

A reconciliation of the GAAP-basis net income/(loss) to Adjusted EBITDA is provided in the table at the end of this press release.

Conference Call Details

The Company will host a conference call to review the results and provide additional commentary about the Company’s recent performance and the Reflect merger, which is scheduled for Tuesday, August 16, 2022 at 9:00 am Eastern Time.

Prior to the call, participants should register at https://bit.ly/criearnings2022Q2. Once registered, participants can use the dial-in information provided in the registration email to listen to the Company’s prepared remarks and participate in the live question and answer session. An archived edition of the conference call will also be posted on our website at www.cri.com later that same day and will remain available to interested parties via the same link for one year.

About Creative Realities, Inc.

Creative Realities helps clients use place-based digital media to achieve business objectives such as increased revenue, enhanced customer experiences, and improved productivity. The company designs, develops and deploys digital signage experiences for enterprise-level networks, and is actively providing recurring SaaS and support services across diverse vertical markets, including but not limited to retail, automotive, digital-out-of-home (DOOH) advertising networks, convenience stores, foodservice/QSR, gaming, theater, and stadium venues.

With its recent acquisition of Reflect Systems, Inc., a leading provider of digital signage software platforms, the company is poised to extend its product and service offering and accelerate growth in SaaS revenue. While Reflect provided a broad range of digital signage solutions, Reflect’s flagship products are the market-leading ReflectView digital signage platform and Reflect AdLogic ad management platform. ReflectView is the industry’s most comprehensive, scalable, enterprise-grade digital signage platform, powering enterprise customer networks. Meanwhile, Reflect AdLogic has become the benchmark for digital signage powered ad networks, delivering nearly 50 million ads daily. The acquisition of Reflect also brought to the Company a media sales division with the expertise and relationships to help any digital signage venue owner develop and execute a monetization plan for their network.

The combined company has operations across North America with active installations in more than 10 countries.

Use of Non-GAAP Measures and Operating Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules.

“Annual recurring revenue,” or “ARR,” represents the annualized revenue run rate of our subscription (1) software-as-a-service (“SaaS”) contracts, (2) maintenance and support of perpetual license contracts, and (3) content management service contracts at the end of the final calendar month included in a reporting period, assuming these contracts are renewed on their existing terms for customers that are under subscription contracts with us. We believe that ARR is a key operating metric to measure our business because it is driven by our ability to acquire new subscription customers and to maintain and expand our relationship with existing subscription customers. ARR should be viewed independently of revenue and deferred revenue as ARR is a performance metric and is not intended to be combined with any of these items.

For further information, please refer to Creative Realities, Inc.’s filings available online at www.sec.gov, including its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 22, 2022.

Cautionary Note on Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and includes, among other things, discussions of our business strategies, product releases, future operations and capital resources. Words such as "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance, conditions or results. They are based on the opinions, estimates and beliefs of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors, many of which are outside of our control, that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2021 and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: our ability to effectively integrate Reflect’s business operations, our strategy for customer retention, growth, product development, market position, financial results and reserves, our ability to execute on our business plan, our ability to retain key personnel, potential litigation, supply chain shortages, and general economic and market conditions impacting demand for our products and services, including those as a result of the COVID-19 pandemic. Readers should not place undue reliance upon any forward-looking statements. We assume no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Christina Davies

cdavies@ideagrove.com

Investor Relations:

ir@cri.com

https://investors.cri.com/

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful financial metrics because they allow external users of CRI’s financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate CRI’s operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI also presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	Quarters Ended
Quarters ended	June 30 2022	March 31 2022	December 31 2021	September 30 2021	June 30 2021
GAAP net income (loss)	$1,262	$2,502	$(1,722)	$(343)	$1,025
Interest expense:
Amortization of debt discount	360	181	29	29	29
Other interest, net	390	268	160	158	153
Depreciation/amortization:
Amortization of intangible assets	431	680	302	320	317
Amortization of employee share-based awards	316	469	324	329	329
Depreciation of property, equipment	37	27	27	27	27
Income tax expense/(benefit)	53	3	13	1	7
EBITDA	$2,849	4,130	(867)	$521	1,887
Adjustments
(Gain)/loss on fair value of warrant liability	(2,433)	(5,469)	-	-	-
(Gain)/loss on settlement of obligations	(21)	295	-	(256)	(1,628)
(Gain)/loss on debt waiver consent	-	1,212	-	-	-
(Gain)/loss on warrant amendment	345	-	-	-	-
(Gain)/loss on fair value of equity guarantee	73	-	-	-	-
Deal and transaction expenses	37	391	518	-	-
Other income	1	(6)	-	-	-
Stock-based compensation – Director grants	82	82	318	27	27
Adjusted EBITDA	$933	635	(31)	$292	286